Exhibit 99.35

Village Farms International, Inc.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2017

November 13, 2017

Management’s Discussion and Analysis

Information is presented in thousands of United States dollars (“U.S. dollars”) unless otherwise noted.

Introduction

This management’s discussion and analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements and accompanying notes of Village Farms International, Inc. (“VFF” and, together with its subsidiaries, the “Company”), for the nine months ended September 30, 2017 (“the Consolidated Financial Statements”). The information provided in this MD&A is current to November 13, 2017 unless otherwise noted.

VFF is a corporation existing under the Canada Business Corporations Act. The Company’s principal operating subsidiaries at September 30, 2017 were Village Farms Canada Limited Partnership (“VFCLP”), Village Farms, L.P. (“VFLP”) and VF Clean Energy, Inc. (“VFCE”). VFF also owns a 50% equity interest in Pure Sunfarms Corp.

Basis of Presentation

The interim data included in the MD&A is presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

The preparation of interim financial data requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the interim financial data are disclosed in note 2 of the condensed consolidated interim financial statements of the Company.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the CEO. Based on the aggregation criteria in IFRS 8, Operating Segments, the operating segments of the Company are treated as two reporting segments.

Functional and Presentation Currency

The financial data is presented in U.S. dollars, which is the Company’s functional currency. All financial information presented in U.S. dollars has been rounded to the nearest thousand.

Business Overview

Management believes that the Company is one of the largest producers, marketers and distributors of premium quality, greenhouse-grown tomatoes, bell peppers and cucumbers in North America. These premium products are grown in sophisticated, highly intensive agricultural greenhouse facilities located in British Columbia and Texas. The Company also markets and distributes premium tomatoes, peppers and cucumbers produced under exclusive arrangements with other greenhouse producers. The Company primarily markets and distributes under its Village Farms® brand name, primarily to retail supermarkets and dedicated fresh food distribution companies throughout the United States and Canada. It currently operates two distribution centres, one located in the United States and one in Canada. Since its inception, the Company has been guided by a sustainable agriculture policy which integrates four main goals – environmental health, economic profitability and social and economic equality. The Company, through its subsidiary VFCE, owns and operates a 7.0 MW power plant from landfill gas that generates electricity and provides thermal heat, in colder months, to one of the Company’s adjacent British Columbia greenhouse facilities and sells electricity to British Columbia Hydro and Power Authority (“BC Hydro”).

The Company embraces sustainable agriculture and environmentally-friendly growing practices by:

•

utilizing integrated pest management techniques that use “beneficial bugs” to control unwanted pests. The use of natural biological control technology keeps plants and their products virtually free of chemical agents. The process includes regular monitoring techniques for threat identification, development of appropriate, tailored response strategies and the execution of these strategies;

•	capturing rainwater from various greenhouse roofs for irrigation purposes;

•	capturing landfill gas on a long term contract from the City of Vancouver landfill to generate electricity under a long term contract with BC Hydro and thermal heat for an adjacent greenhouse;

•	recycling water and nutrients during the production process;

•	growing plants in a natural medium, including coconut fibre and rock wool, as opposed to growing in the soil and depleting nutrients; and

•	using dedicated environmental control computer systems which monitor and control virtually all aspects of the growing environment, thereby maximizing the efficient use of energy.

The Company’s assets include seven greenhouses providing approximately 937,790 square metres (or approximately 237 acres) of growing space in Canada and the United States. All of the Company’s greenhouses are constructed of glass, aluminum and steel, and are located on land owned or leased by the Company. The Company also has marketing agreements with growers in Canada, United States and Mexico that currently operate approximately 572,800 square metres (or approximately 140 acres) of growing area.

The following table outlines the Company’s greenhouse facilities:

	Growing Area
Greenhouse Facility	Square Metres	Acres	Products Grown
Marfa, TX (2 greenhouses)	234,795	60	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes
Fort Davis, TX (1 greenhouse)	156,530	40	Specialty tomatoes
Monahans, TX (1 greenhouse) (Permian Basin facility)	118,200	30	Tomatoes on-the-vine, long English cucumbers
Delta, BC (3 greenhouses)[1]	428,265	107	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes

Total	937,790	237

[1]	As of the time of this report 12,295 square meters or 3 acres of the Delta greenhouse has been cleared for the conversion for the Pure Sunfarms Corp. joint venture project.

Marketing

The Company is a leading marketer of premium-quality, value-added, branded greenhouse-grown produce in North America, and is a significant producer of tomatoes on-the-vine, beefsteak, cocktail, grape, cherry tomatoes, roma, Mini San Marzano (a tomato variety for which the Company currently has an exclusive agreement with the seed provider to be the sole grower in North America), other speciality tomatoes under exclusive agreements and long English cucumbers at its facilities. The Company also distributes and markets premium tomatoes, bell peppers and cucumbers in the United States and Canada produced by other greenhouse growers located in Canada and Mexico. The Company maintains high standards of food safety and requires the same of its contract growers, while providing on-time, effective and efficient distribution.

The Company strives to continually exceed the expectations of its customers by consistently providing superior product, including adding new product varieties and packaging innovations.

The Company has distribution capabilities that it believes exceed those of most of its competitors in the North American greenhouse vegetable industry. With leased distribution centres in Texas and British Columbia, the Company provides its customers with flexibility in purchasing. For the nine months ended September 30, 2017, the Company had an on-time delivery record of approximately 98.0%, while maintaining competitive freight rates that management of the Company believes to be among the best in the industry.

The Company’s marketing strategy is to strategically position the Company to be the supplier of choice for retailers offering greenhouse produce by focusing on the following:

•	Year-Round Supplier. Year-round production capability of the Company enhances customer relationships, resulting in more consistent pricing.

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Quality and Food Safety. Sales are made directly to retailers which ensure control of the product from seed to customer and results in higher levels of food safety, shelf life and quality control. Food safety is an integral part of the Company’s operations, and management believes that it has led, and currently leads, the industry in adopting Good Agricultural Practices. This program is modeled after the U.S. Food and Drug Administration’s Good Manufacturing Practices using the Primus Labs® format and third party auditors. All of the Company’s packing facilities undergo comprehensive food safety audits by Primus Labs®.

•

Quality Packaging and Presentation. Product is selected at a uniform size and picked at the same stage of vine ripeness. The packaging for the product is “display ready”, ensuring retail customers have a full view of the product on the supermarket shelf.

•

Exclusive Varieties. The Company expands its product profile, to create and drive exclusive varietal relationships in North America that enable the Company to present consumers with an enhanced eating experience with the Village Farms brand.

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Direct Sale to Retail Customers. Greenhouse produce (produce grown by the Company plus supply partner produce) is sold directly to supermarket chains, including, Associated Grocers, Associated Wholesale Grocers, BJ’s Wholesale Club Inc., Costco Wholesale, Fairway bakery LLC, Fred Meyer, Fresh Thyme Farmers Markets, The Fresh Market, Inc., Giant Eagle, Harris Teeter Supermarkets, Inc., HEB Grocery Company, The Kroger Co., Loblaw Companies Limited, Publix Super Markets, Inc., Roundy’s Supermarkets, Inc., Safeway Inc., Sobeys Inc., Sam’s Club, Trader Joe’s, United Supermarkets, Unified Western Grocers, Wakefern Food Corp., Wal-Mart Stores, Inc., Whole Foods Market and Winco Foods LLC.

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Excellence in Customer Service and Logistics. Logistics and distribution capability are key factors in ensuring fresh high quality product meets consumer demands. Management of the Company believes it has a competitive advantage through its logistics and distribution networks, which includes strategically located distribution centres.

Investment in Joint Venture

On June 6, 2017, VFF and Emerald Health Botanicals, Inc. (“Emerald”) formed a new corporation, Pure Sunfarms Corp. (“Pure Sunfarms”). Each of VFF and Emerald own 50% of the shares of Pure Sunfarms. VFF contributed one of its 25-acre greenhouse facilities in Delta, British Colombia as its equity contribution and Emerald agreed to contribute CA$20,000,000 to fund the conversion of the facility, of which CA$2,000,000 was contributed in June 2017 and CA$10,000,000 is in escrow, the remaining CA$8,000,000 will be contributed as needed. Emerald Health filed a second site license for the Delta facility on September 14, 2017 and has received an application number. The license is for one-quarter of the facility or approximately 250,000 square feet with expected production capability of 18,750 kilograms once it is at full capacity. Pure Sunfarms has commenced the conversion of the greenhouse facility to cultivate cannabis. VFF has removed roughly 3 acres of tomatoes from the facility in advance of its normal cropping cycle to expedite the conversion process and will remove the remainder of the current tomato crop, around the end of November.

As part of the formation of Pure Sunfarms, VFF incurred related transaction costs of CA$1,400,000, which have been added to the amount of the investment in accordance with IAS 28, Investments in associates and joint ventures. Included in these costs are 300,000 common share purchase warrants valued at CA$192,000, issued to an affiliate of a Canadian financial institution as partial consideration for services provided in respect of the formation of the joint venture. Such warrants have an exercise price of CA$2.07 per common share and expire on June 6, 2020. Additionally, both shareholders of Pure Sunfarms are incurring reimbursable costs and expenditures to support the Pure Sunfarms operations, which will be reimbursed by Pure Sunfarms and are considered either capital expenditures or operating expenditures of Pure Sunfarms. As at September 30, 2017, the Investment in Joint Venture of US$16.2 million is recorded in the interim statements of financial position. As additional conversion costs are incurred and once the final determination with respect to the contribution of assets is made, the investment in joint venture and adjustments to the gain on contribution of the assets will be made as of December 31, 2017.

Results of Operations Consolidated Financial Performance

(In thousands of U.S. dollars, except per share amounts)

	For the three months ended September 30,		For the nine months ended, September 30,
	2017	2016	2017	2016
Sales	$44,735	$42,045	$121,542	$118,194
Cost of sales	(42,400)	(40,329)	(112,525)	(108,887)
Selling, general and administrative expenses	(3,358)	(3,349)	(10,435)	(9,826)
Change in biological asset (1)	529	420	(817)	(1,344)
Loss from operations	(494)	(1,213)	(2,235)	(1,863)
Interest expense, net	(689)	(706)	(2,016)	(1,904)
Other income (expense)	113	(27)	153	(48)
Share of loss from joint venture	(220)	—	(220)	—
Gain (loss) on disposal of assets	—	—	8,564	(12)
Recovery of income taxes	(1,584)	(521)	(183)	(1,391)
Net income (loss)	294	(1,425)	4,429	(2,436)
EBITDA (2)	976	547	4,991	5,884
Income (Loss) per share/ basic	$0.01	($0.04)	$0.11	($0.06)
Income (Loss) per share/ diluted	$0.01	($0.04)	$0.11	($0.06)

(1)

Biological assets consist of the Company’s produce on the vines at the period end. Details of the changes are described in note 5 of the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2017.

(2)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company.

Results of Operations for the Three Months Ended September 30, 2017 compared to the Three Months Ended September 30, 2016

Sales

Sales for the three months ended September 30, 2017 increased by $2,690, or 6%, to $44,735 from $42,045 for the three months ended September 30, 2016. The increase in sales is primarily due to an increase in the Company’s facilities product volume of 17% partially offset by a decrease in supply partner product volume of (13%) and a decrease in the selling price of tomatoes of (2%). The revenues from the Company’s facilities increased 12% as tomato pounds were higher by 16% and cucumber pieces were higher by 33%. The Company’s tomato production increased during the three months ended September 30, 2017 versus the same period in 2016 due a change in the cropping schedule in the Company’s Marfa facility.

The average selling price for tomatoes decreased by (2%) for the three months ended September 30, 2017 versus the three months ended September 30, 2016. The 2017 third quarter price decrease was primarily due to a 10% increase production of non-specialty tomato varieties. Cucumber pricing increased by 5% and pepper pricing decreased by (13%) in the second quarter of 2017 versus the comparable quarter in 2016.

Cost of Sales

Cost of sales for the three months ended September 30, 2017 increased by $2,071, or 5%, to $42,400 from $40,329 for the three months ended September 30, 2016. The increase is due to increased product volumes at the Company’s facilities versus the same period in 2016. The cost per pound for the Company’s facilities during the quarter was 6% lower versus the same quarter in 2016. The decrease was due to an increase in the lower costing non-specialty tomato varieties.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended September 30, 2017 were flat at $3,358 from $3,349 for the three months ended September 30, 2016.

Change in Biological Asset

The net change in fair value of the biological asset for the three months ended September 30, 2017 increased by $109 to $529 from $420 for the three months ended September 30, 2016. The increase is due to a lower starting biological asset value at July 1, 2017 versus July 1, 2016. The fair value of the biological asset as at September 30, 2017 was $5,305 as compared to $6,540 as at September 30, 2016 due to lower production and lower selling price in October 2017 versus October 2016.

(Loss) from Operations

Loss from operations for the three months ended September 30, 2017 was ($494), which was an improvement of $719 from a loss of ($1,213) for the three months ended September 30, 2016. The improved operating results is due to increased sales, an increase in change in fair value of the biological asset, partially offset by higher cost of sales in the third quarter of 2017 versus the third quarter of 2016.

Interest Expense, net

Interest expense, net, for the three months ended September 30, 2017 decreased by $17, to $689 from $706 for the three months ended September 30, 2016.

Share of (Loss) from Joint Venture

The Company’s share of the loss for the three months ended September 30, 2017 is ($220), consisting primarily of legal, travel and consulting costs.

Recovery of Income Taxes

Income tax recovery for the three month period ended September 30, 2017 was $1,584 compared to a recovery of $521 for the three month period ended September 30, 2016. The income tax recovery for the three months ended September 30, 2017 is partially attributable to an adjustment in management’s estimate for income tax on the capital gain impact of the contribution of assets to the joint venture.

Net Income (Loss)

Net income (loss) for the three months ended September 30, 2017 improved by $1,729 to net income of $294 from a net loss of ($1,425) for the three months ended September 30, 2016 as a result of improved operating results and an increase in the income taxes recovery.

EBITDA

EBITDA for the three months ended September 30, 2017 increased by $429, or 78%, to $976 from $547 for the three months ended September 30, 2016, principally as a result of increased sales, partially offset by higher cost of sales. See the EBITDA calculation in “Non-IFRS Measures – Reconciliation of Net Income to EBITDA.”

Results of Operations for the Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September 30, 2016

Net Sales

Net sales for the nine months ended September 30, 2017 increased $3,348, or 3%, to $121,542 compared to $118,194 for the nine months ended September 30, 2016. The increase in net sales is due an increase in supply partner revenues of 5% over the comparable period in 2016 and an increase of 4% in the Company’s product volume partially offset by a decrease of (3%) in the selling price of the Company’s facilities product for the nine months ended September 30, 2017 versus the nine months ended September 30, 2016.

The net price for tomatoes decreased (1%) and pounds sold increased 4% for the nine months ended September 30, 2017 versus the nine months ended September 30, 2016. Pepper prices decreased (11%) and pounds increased 16% over the comparable period in 2016 and cucumber prices decreased (4%) and pieces were flat for the nine months ended September 30, 2017 over the comparable period in 2016.

Cost of Sales

Cost of sales for the nine months ended September 30, 2017 increased ($3,638), or (3%), to $112,525 from $108,887 for the nine months ended September 30, 2016. The increase is due to the increase in supply partner cost of sales of 5%, additional freight cost due to 4% more produce being shipped and higher cost from the Company’s facilities due to 10% more production volume. The cost at the Company’s facilities decreased by (3%) on a per pound basis versus the same period in 2016. The decrease was due to an increase in the lower costing non-specialty tomato varieties.

Change in Biological Asset

The net change in fair value of biological asset for the nine months ended September 30, 2017 increased $527 to ($817) from ($1,344) for the nine months ended September 30, 2016. The increase is due to a lower beginning value on January 1, 2017 versus the January 1, 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine month period ended September 30, 2017 increased ($609), or (6%), to $10,435 from $9,826 for the nine month period ended September 30, 2016. The increase is due to higher non-cash stock compensation expense of ($411) in 2017 and increases in sales and marketing costs associated with the increase in supply partner revenues.

Loss from Operations

Loss from operations for the nine months ended September 30, 2017 is ($2,235), which was an increase (loss) of ($372) from a loss of ($1,863) for the nine months ended September 30, 2016. The decrease in operating results is due to an increase in cost of sales and selling, general and administrative expenses partially offset by an increase in sales and an increase in the change in biological asset.

Interest Expense, net

Interest expense, net, for the nine month period ended September 30, 2017 increased ($112) to $2,016 from $1,904 for the nine month period ended September 30, 2016. The increase is due to an increase in the Company’s long term debt borrowing rate.

Recovery of Income Taxes

Income tax recovery for the nine month period ended September 30, 2017 was $183 compared to a recovery of $1,391 for the nine month period ended September 30, 2016. The income tax recovery decrease is due to the gain recognized on the contribution of assets to the joint venture in 2017 as compared to the same period in 2016.

Gain (loss) on Disposal of Assets

For the nine month period September 30, 2017, the Company recognized a gain of $8,564 on the contribution of one of the Company’s Delta greenhouse facilities and land to Pure Sunfarms Corp. in exchange for a 50% equity stake in the corporation. See “Investment in Joint Venture” above. For the period ended September 30, 2016 the Company had a loss of ($12).

Net Income (Loss)

Net Income (loss) for the nine month period ended September 30, 2017 improved $6,865 to a net income of $4,429 from a net loss of ($2,436) for the nine month period ended September 30, 2016. The increase is a result of the gain on assets partially offset by the decrease in income from operations, and the decrease in the recovery of income taxes.

EBITDA

EBITDA for the nine month period ended September 30, 2017 decreased by ($893) to $4,991 from $5,884 for the nine month period ended September 30, 2016, primarily as a result of higher cost of sales and selling, general and administrative expenses partially offset by an increase in revenues. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Earnings to EBITDA.”

Selected Statement of Financial Position Data	As at September 30, 2017	As at December 31, 2016
Total assets	$139,297	$134,965
Total liabilities	$68,396	$67,578
Shareholders’ equity	$70,901	$67,387

Non-IFRS Measures

References in this MD&A to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized gains on the changes in the value of derivative instruments, unrealized change in biological asset, stock compensation, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

Reconciliation of Net Income to EBITDA

The following table reflects a reconciliation of net income to EBITDA, as presented by the Company:

(in thousands of U.S. dollars)	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016
Net income (loss)	$294	($1,425)	$4,429	($2,436)
Add:
Amortization	1,853	2,100	5,753	6,247
Foreign currency exchange loss (gain)	(58)	52	(57)	55
Interest expense	689	706	2,016	1,904
Provision for (recovery of) income taxes	(1,584)	(521)	(183)	(1,391)
Stock based compensation	91	55	560	149
Change in biological asset	(529)	(420)	817	1,344
Share of loss from joint venture	220	—	220	—
(Gain) Loss on disposal of assets	—	—	(8,564)	12

EBITDA	$976	$547	$4,991	$5,884

Liquidity Cash flows

The Company expects to provide adequate financing to maintain and improve its property, plant and equipment and to fund working capital needs for the foreseeable future from cash flows from operations, and, if needed, from additional borrowings under the Credit Facilities (as defined below) or other long-term facilities, including capital leases or subordinated debt issuances.

For the three months ended September 30, 2017, cash flows from operating activities before changes in non-cash working capital and change in biological asset totalled $1,166 (2016 – $855) and for the nine months ended September 30, 2017 was $3,823 (2016 – $4,169).

Capital expenditures totalled $178 for the three months ended September 30, 2017 (2016 – $93) and $1,171 for the nine months ended September 30, 2017 (2016 – $1,485).

The cash used in financing activities for the three months ended September 30, 2017 totalled ($4,413) (2016 – ($1,481)) and for the nine months ended September 30, 2017 totalled ($1,345) (2016 – ($1,633)). For the three months ended September 30, 2017, the cash used in financing activities primarily consisted of operating loan payments of ($3,000) offset by net term debt payments of ($832) and interest payments of ($676) (2016 –debt payments of ($817) and interest paid ($649)). For the nine months ended September 30, 2017, the cash used in financing activities primarily consisted of operating loan borrowings of $7,113 offset by net term debt payments of ($6,488) and interest payments of ($1,956) (2016 – operating loan borrowings $4,000, debt payments of ($3,921) and interest paid ($1,708)).

Capital Resources

(In thousands of U.S. dollars unless otherwise noted)

	Maximum	Outstanding September 30, 2017
Operating Loan	CA$13,000	$3,000
Term Loan	$41,453	$41,453
VFCE Loan	CA$2,163	CA$2,163

The Company is party to a Term Loan financing agreement with a Canadian creditor (“FCC Loan”). This nonrevolving variable rate term loan was amended in March 2016 and now has a maturity date of May 1, 2021 and a balance of $41,453 as at September 30, 2017. The outstanding balance is repayable by way of monthly installments of principal and interest based on an amortization period of 15 years, with the balance and any accrued interest to be paid in full on maturity. Monthly principal payments are $253 effective June 1, 2016. As at September 30, 2017, borrowings under the FCC Loan are subject to an interest rate of 5.81% per annum (September 30, 2017 – 5.27% per annum). The Company’s interest rate on the FCC Loan is determined based on the Company’s Debt to EBITDA ratio on December 31 of the prior year and the current monthly applicable LIBOR rate.

The Company is also party to a variable rate line of credit agreement with a Canadian chartered bank that has a maturity date of May 31, 2021 (the “Operating Loan” and together with the FCC Loan, the “Credit Facilities”). The Operating Loan is subject to margin requirements stipulated by the bank. As at September 30, 2017, $3,000 was drawn on the Operating Loan (December 31, 2016 – $nil), which is available to a maximum of CA$13,000, less outstanding letters of credit of US$320 and CA$38 (or US$29).

The Company’s subsidiary, VFCE, has a non-revolving fixed rate loan with a maturity date of September 30, 2023, a fixed interest rate of 4.98% per annum, and monthly payments of principal and interest of CA$36. As at September 30, 2017, the outstanding balance was CA$2,163 (US$1,733) (December 31, 2016 – US$1,806).

As security for the FCC Loan, the Company has provided promissory notes, a first mortgage on the VFF-owned greenhouse properties, and general security agreements over its assets. In addition, the Company has provided full recourse guarantees and has granted security therein. The carrying value of the assets and securities pledged as collateral as at September 30, 2017 was $118,969 (December 31, 2016 – $130,700).

As security for the Operating Loan, the Company has provided promissory notes and a first priority security interest over its accounts receivable and inventory. In addition, the Company has granted full recourse guarantees and security therefore. The carrying value of the assets pledged as collateral as at September 30, 2017 was $31,703 (December 31, 2016 – $30,515).

The borrowings are subject to certain positive and negative covenants, which include debt coverage ratios. As at September 30, 2017, the Company was in compliance with all of its covenants.

Accrued interest payable on the Credit Facilities as at September 30, 2017 was $199 (December 31, 2016 – $202) and these amounts are included in accrued liabilities in the interim statements of financial position.

Transaction costs incurred in connection with these financing activities are deferred and amortized over the terms of the related financing agreement. Total deferred financing costs, net of accumulated amortization, are netted against long-term debt on the interim statements of financial position, and total $269 as at September 30, 2017 (December 31, 2016 – $314).

Contractual Obligations and Commitments

Information regarding the Company’s contractual obligations at September 30, 2017 is set forth in the table below:

(in thousands of U.S. dollars)	Total	1 year	2-3 years	4-5 years	More than 5 years
Long-term debt	$43,290	$3,337	$6,709	$32,989	$255
Operating leases	3,742	1,292	1,616	823	11
Capital leases	270	73	148	35	14

Total	$47,302	$4,702	$8,473	$33,847	$280

Capital Expenditures

During the three and nine months ended September 30, 2017, the Company purchased approximately $178 and $1,171, respectively, of capital assets. Capital expenditures incurred for 2017 were used for replacements or improvements to existing facilities, distribution centres or information technology systems or hardware.

Management continues to review new capital expenditures to support its strategic plan of achieving cost efficiencies through increased productivity. Management may elect, where appropriate, to sell inefficient or non-strategic assets to produce cash to wholly or partially finance new capital expenditures. The Company will also borrow to maintain, improve and replace capital assets when the return on such investments exceeds targeted thresholds for internal rates of return. There can be no assurance, however, that sources of financing will be available, or will be available on terms favourable to the Company, or that these strategic initiatives will achieve adequate cost reduction in actual implementation or in light of the competitive pressures on the cost of raw materials and other factors of production. Management believes that its recurring capital expenditures will be funded and supported from its ongoing operations.

During the three and nine months ended September 30, 2017, the Company incurred $607 and $1,896, respectively, in costs to maintain its capital assets. These expenses are classified as repair and maintenance and are included in cost of sales. Management forecasts approximately $2,500 of annual costs to maintain the Company’s capital assets.

Summary of Quarterly Results

For the three months ended:

(in thousands of U.S. Dollars, except per share amounts)	Sept 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
Sales	44,735	45,530	31,277	$37,308	$42,045	$44,441	$31,708	$35,121
Net income (loss)	294	$4,325	($190)	$453	($1,425)	($770)	($241)	$2,486
Basic earnings (loss) per share	$0.01	$0.11	($0.00)	$0.01	($0.04)	($0.02)	($0.01)	$0.06
Diluted earnings (loss) per share	$0.01	$0.11	($0.00)	$0.01	($0.04)	($0.02)	($0.01)	$0.06

The Company’s Canadian operations peak production period is in the summer months, with no production during the winter season. As a result, prices for products from the Company’s Canadian operations have historically followed a seasonal trend of higher prices at the start and end of its crop year, with lower prices in the summer months when the supply of product is greatest. Conversely, the Company’s U.S. operations winter production allows it to realize higher prices during the October through March period, due to the reduced supply of greenhouse produce in North America during the winter months. The complementary nature of the growing seasons of the Company’s Canadian and U.S. operations allows the Company to maintain and service its core retail accounts year round.

Financial Instruments and Risk Management Risk Management

The Company is exposed to the following risks as a result of holding financial instruments: market risk, credit risk, interest rate risk, foreign exchange risk and liquidity risk. The following is a description of these risks and how they are managed by the Company.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market place.

Credit Risk

Credit risk is the risk that the Company will incur a loss due to the failure by its customers or other parties to meet their contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with high credit quality financial institutions.

The Company’s trade receivables had one customer that represented more than 10% of the balance of trade receivables, representing 10.5% of the balance of trade receivables as at September 30, 2017 (2016 – two customers, 13.0% and 10.3%). The Company believes that its trade receivables risk is limited due to the high credit quality of its customers and the protection afforded to the Company by the Perishable Agricultural Commodities Act (the “PACA”) for its sales in the United States, which represent approximately 85% of the Company’s annual sales. The PACA protection gives a claim filed under the PACA first lien on all PACA assets (which include cash and trade receivables). The PACA fosters trading practices in the marketing of fresh and frozen fruits and vegetables in interstate and foreign commerce. It prohibits unfair and fraudulent practices and provides a means of enforcing contracts. Historical write-offs have represented less than one-half of one percent of sales.

Trade receivables for each customer were evaluated for collectability and an allowance for doubtful accounts has been estimated. At September 30, 2017, the allowance for doubtful accounts balance was $50 (2016 – $50). The Company has not recorded bad debt expense during the three and nine months ended September 30, 2017 (2016 – $nil).

At September 30, 2017, 91.0% (December 2016 – 87.4%) of trade receivables were outstanding less than 30 days, 7.7% (December 2016 – 9.5%) were outstanding for between 30 and 90 days and the remaining 1.3% (December 2016 – 3.1%) were outstanding for more than 90 days. Trade receivables are considered past due based on the contract terms agreed to with a customer. Aged receivables that are past due are not considered impaired unless customer specific information indicates otherwise.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company has used derivative instruments to reduce market exposure to changes in interest rates. The Company has used derivative instruments only for risk management purposes and not for generating trading profits.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The following are the contractual maturities of financial liabilities as at September 30, 2017:

(in thousands of U.S. dollars) Financial liabilities	Contractual cash flows	0 to 12 months	12 to 24 months	After 24 months
Accounts payable and accrued liabilities	$16,833	$16,633	$—	$—
Bank debt	43,290	3,337	3,355	36,598

	$60,123	$19,970	$3,355	$36,598

It is the Company’s intention to meet these obligations through the collection of current accounts receivable and cash. The Company has available lines of credit of up to CA$13,000 (as at September 30, 2017, $3,000 was outstanding and US$320 and CA$38 was utilized in the form of outstanding letters of credit). If the current resources and cash generated from operations are insufficient to satisfy its obligations, the Company may seek to issue additional equity or to arrange debt or other financing.

Under the terms of the Credit Facilities, the Company is subject to a number of covenants, including debt service covenants. These covenants could reduce the Company’s flexibility in conducting the Company’s operations by limiting the Company’s ability to borrow money and may create a risk of default on the Company’s debt (including by a cross-default to other credit agreements) if the Company cannot satisfy or continue to satisfy these covenants. In the event that the Company cannot comply with a debt covenant, or anticipates that it will be unable to comply with a debt covenant in the future, management may seek a waiver and/or amendment from the applicable lenders in respect of any such covenant in order to avoid any breach or default that might otherwise result there from. If the Company defaults under any of the Credit Facilities and the default is not waived by the applicable lenders, the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. The Company cannot give any assurance that (i) its lenders will continue to agree to any covenant amendments or waive any covenant breaches or defaults that may occur under the applicable debt instruments, and (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by the Company under its existing debt that is not waived by the applicable lenders could materially adversely impact the Company’s results of operations and financial results and may have a material adverse effect on the trading price of its common shares. See also “Risk Factors – Dependence Upon Credit Facilities” in the Company’s current Annual Information Form.

Environmental, Health and Safety Risk

The Company’s operations are subject to national, regional and local environmental, health and safety laws and regulations governing, among other things, discharge to air, land and water, the handling and storage of fresh produce, waste disposal, the protection of employee health, safety and the environment. The Company’s greenhouse facilities could experience incidents, malfunctions or other unplanned events that could result in discharges in excess of permitted levels resulting in personal injury, fines, penalties or other sanctions and property damage. The Company must maintain a number of environmental and other permits from various governmental authorities in order to operate. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install potentially costly pollution control technology. Compliance with current and future environmental laws and regulations, which are likely to become more stringent over time, including those governing greenhouse gas emissions, may impose additional capital costs and financial expenditures, which could adversely affect the Company’s operational results and profitability.

The Company is committed to protecting the health and safety of employees and the general public, and to sound environmental stewardship. The Company believes that prevention of incidents and injuries, and protection of the environment, benefits everyone and delivers increased value to its shareholders, customers and employees. The Company has health and safety and environmental management and systems and has established policies, programs and practices for conducting safe and environmentally sound operations. Regular reviews and audits are conducted to assess compliance with legislation and Company policy.

Outlook Overview

The forward-looking statements contained in this section and elsewhere in this MD&A are not historical facts, but rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements. See the “Forward-Looking Statements” section of this MD&A.

The Company continually focuses on increasing its revenues and profits on its core crops – tomatoes, cucumbers and peppers, as well as actively exploring whether to produce certain higher margin alternative crops at the Company’s existing facilities.

On June 6, 2017 the Company announced an initiative into growing cannabis through a joint venture with an existing licensed producer – Emerald Heath Therapeutics, Inc., which the Company would contribute one of its Delta greenhouses and growing knowledge in exchange for a 50% equity position. Emerald is contributing CA$20m for its 50% equity interest. The joint venture is named Pure Sunfarms Corp. Pure Sunfarms filed its license application on September 14, 2017, as a second site license for Emerald Health. Pure Sunfarms is in the process of converting the Company’s Delta 3 greenhouse to grow cannabis and meet the required security standards as a licensed producer of cannabis under the Access to Cannabis for Medical Purposes Regulations. Management believes that Pure Sunfarms will be successful in obtaining a license in early 2018. Once the entire facility is retrofitted and fully licensed, which is expected to be in 2019, it will be one the largest commercial cannabis production facility in Canada. Management believes it will produce cannabis for CA$1 per gram with margins of at least 50%. As such, the Company’s 50% equity interest is capable of generating over 10 times the revenue and profits of current expected revenues and profits from the tomato crop currently grown in the facility. Management is committed to only conducting activities and growing operations which are federally legal, as such it will not grow, nor invest in any cannabis related business in the U.S. until it is federally legal.

In conjunction with its traditional produce business, the Company entered into a new distribution agreement with a new Mexican high-end greenhouse grower in Yecapixtla, Morleos, Mexico, who will be in production with approximately 45 acres in the winter of 2017 and is planning an additional 43 acres of capacity by the end of 2018.

The lower cost Mexican produce has the potential to substantially increase the Company’s distribution business allowing the Company to increase its market share with certain retail accounts.

The Company continues to look at alternative crops for its Texas facilities as well as consider consolidation opportunities in its traditional produce business if an accretive opportunity arises.

Growth expenditures

The Company expects to spend between $2.0 to $2.5 million on capital expenditures in 2017. These expenditures are to repair and enhance existing growing and packhouse systems either due to obsolesces of the system or to improve operational efficiencies.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information to be disclosed by the Company is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosures. The Chief Executive Officer and Chief Financial Officer have concluded, as of the end of the period covered by the interim and year end filings, that the Company’s disclosure controls and procedures are appropriately designed and operating effectively to provide reasonable assurance that material information relating to the issuer is made known to them by others within the Corporation.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objective of the control system is met. Management has assessed the effectiveness of the Company’s internal control over financial reporting as defined by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Management has concluded that their internal control over financial reporting was effective as of September 30, 2017. There were no material changes in the Company’s internal control over financial reporting that occurred during the three months ended September 30, 2017 that had materially affected, or is reasonably likely to affect the Company’s internal controls over financial reporting.

Risks and Uncertainties

The Company is subject to various risks and uncertainties which are summarized below, as well as those discussed in this MD&A. Additional details are contained in the Company’s current Annual Information Form dated March 31, 2017 filed on SEDAR, which can be accessed electronically at www.sedar.com.

Risks Relating to the Company

•	Product Pricing

•	Maintain Profitability

•	Pure Sunfarms Corp. obtaining a license to cultivate cannabis

•	Risks Inherent in the Agricultural Business

•	Natural Catastrophes

•	Retail Consolidation

•	Covenant Risk

•	Dependence Upon Credit Facilities

•	Competition

•	Transportation Disruptions

•	Labour Availability

•	Governmental Regulations

•	Product Liability

•	Key Executives

•	Uninsured and Underinsured Losses

•	Cyber Security

•	Vulnerability to Rising Energy Cost

•	Risks of Regulatory Change

•	Environmental, Health and Safety Risk

•	Foreign Exchange Exposure

•	Risks Associated with Cross Border Trade

•	Technological Advances

•	Accounting Estimates

•	Growth

Risks Related to Tax

•	Potential U.S. Permanent Establishment of VF Canada GP, VFCLP and VFF

•	Advances by VF Operations Canada Inc. to U.S. Holdings

•	Transfer Pricing

•	U.S. Real Property Holding Corporation

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Critical Accounting Estimates

Accounts Receivable

Accounts receivable are measured at amortized cost and due within contractual payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Credit is extended based on an evaluation of a customer’s financial condition. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history and the customer’s current ability to pay its obligation to the Company. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the bad debt expense.

Inventories

Inventories of Company-grown produce consist of raw materials, labour and overhead costs incurred less costs charged to cost of sales throughout the various crop cycles, which end at various times throughout the year and exclude biological assets (see below). Cost of sales is based upon incurred and estimated costs to be incurred from each crop allocated to both actual and estimated future yields over each crop cycle. The cost of produce inventory purchased from third parties is valued at the lower of cost or net realizable value.

Biological Assets

Biological assets consist of the Company’s produce on the vines at the period end. The produce on the vine is measured at fair value less costs to sell and complete, with any change therein recognized in profit or loss. Costs to sell include all costs that would be necessary to sell and complete the assets, including finishing and transportation costs.

Income Taxes

The Company utilizes the assets and liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the financial statement carrying value amount and the tax basis of assets and liabilities. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual taxes could significantly vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals.

The resolution of these uncertainties and the associated final taxes may result in adjustment to the Company’s tax assets and tax liabilities.

Future income tax assets are recognized to the extent that realization is considered more likely than not. The Company considers past results, current trends and outlooks for future years in assessing realization of income tax assets.

Impairment of Financial and Non-Financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. The Company estimates the recoverable amounts of the cash-generating unit (“CGU”) to which the asset belongs.

Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU’s, or otherwise they are allocated to the smallest group of CGU’s for which a reasonable and consistent allocation basis can be identified. Identifiable cash flows are largely independent of the cash flows of other assets and liabilities. This was determined to be the Canadian and U.S. operations.

Recoverable amount is the higher of the fair value less costs to sell and the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in the statement of income.

Due to the above-noted considerations, which are based on the Company’s best available information, the Company has not recorded any impairment charge on its non-financial assets in the nine months ended September 30, 2017.

Property, Plant and Equipment – Useful Lives

Management estimates the useful lives of property, plant and equipment based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of property, plant and equipment for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s property, plant and equipment in the future.

Land Revaluation

Management concluded that given significant changes in the fair market value of the Company’s land assets, the revaluation method of accounting for land used in production is a more appropriate accounting policy than historical cost. IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, allows for prospective application of this policy change and therefore the policy change has been applied to year ended December 31, 2016.

Accounting Standards Issued and Not Applied

The IASB periodically issues new standards and amendments or interpretations to existing standards. The new pronouncements listed below are those policy changes that management considers relevant to the Company now or in the future. This is not intended to be a complete list of new pronouncements made during the year.

IFRS 9, Financial Instruments, addresses classification and measurement of financial assets and financial liabilities, and replaces the multiple category and measurement models in IAS 39, Financial Instruments-Recognition and Measurement. The required adoption date for IFRS 9 has been extended to annual periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 9 is not expected to have a material impact on amounts recorded in the interim financial statements of the Company.

IFRS 15, Revenue from Contracts with Customers, replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and the related Interpretations on revenue recognition. IFRS 15, issued in May 2014, establishes the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts, and financial instruments. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently evaluating the impact of IFRS 15.

IFRS 16, Leases, issued in January 2016, replaces IAS 17, Leases, and related Interpretations. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, ie the customer (lessee) and the supplier (lessor). IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted only if the Company also applies IFRS 15. Management is currently assessing the impact on the Company’s consolidated interim financial statements along with the timing of adoption of IFRS 16. Management expects that IFRS 16 will result in the following: a) an increase in assets and liabilities as fewer leases will be expensed as payments are made; b) an increase in depreciation expenses; and c) an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the cash flow statements.

Further details of new accounting standards and potential impact on the Company can be found in the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2017.

Related Party Transactions

As at September 30, 2017, included in other assets is a $71 promissory note from an employee of the Company in connection with a relocation agreement. The Company has no other commitments as a result of related party transactions during the year.

Outstanding Share Data

The beneficial interests in the Company are currently divided into interests of three classes, described and designated as “Common Shares”, “Special Shares” and “Preferred Shares”, respectively. An unlimited number of Common Shares, Special Shares and Preferred Shares are issuable pursuant to VFF’s constating documents.

As of the date hereof, VFF has outstanding: (i) 39,199,279 Common Shares carrying the right to one vote at a meeting of voting shareholders of VFF; (ii) nil (0) Special Shares; and (iii) nil (0) Preferred Shares. In conjunction with the formation of Pure Sunfarms Corp., the Company issued 300,000 common share purchase warrants to an affiliate of a Canadian financial institution as partial consideration for services provided in respect thereof. Such warrants have an exercise price of CA$2.07 per common share and expire on September 6, 2020.

For further details on the structure of the Company or the rights attached to each of the above-mentioned securities, please refer to the Company’s current Annual Information Form dated March 31, 2017 which is available electronically at www.sedar.com.

Forward-Looking Statements

This MD&A contains certain “forward-looking statements”. These statements, including those set out under “Outlook”, relate to future events or future performance and reflect the Company’s expectations regarding its growth, results of operations, performance, business prospects, opportunities, industry performance and trends, and capital availability, including the Company’s expectations for 2017 and 2018 performance. These forward-looking statements reflect the Company’s current internal projections, expectations or beliefs and are based on information currently available to the Company. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in the forward-looking statements, including product pricing trends and the Company’s continued compliance with the terms of its Credit Facilities. In evaluating these statements, you should specifically consider various factors, including, but not limited to, such risks and uncertainties as availability of resource, competitive pressures and changes in market activity, risks associated with U.S. and international sales and foreign exchange, regulatory requirements and all of the other matters discussed under “Risk Factors” and elsewhere in this MD&A. Actual results may differ materially from any forward-looking statement. Although the Company believes that the forward-looking statements contained in this MD&A are based upon reasonable assumptions, you cannot be assured that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and other than as specifically required by applicable law, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Public Securities Filings

You may access other information about the Company, including its current Annual Information Form and other disclosure documents, reports, statements or other information that it files with the Canadian securities regulatory authorities, through SEDAR at www.sedar.com.